Exhibit 3.2

Amendments to the By-laws of Fiserv, Inc.

Section 4 of Article III of the By-Laws of Fiserv, Inc. shall be amended to read in its entirety as follows:

Section 4. Tenure and Qualifications. Each Director shall hold office until the next annual meeting of shareholders in the year in which such Director’s term expires and until his successor shall have been elected, or until his prior death, resignation or removal for cause only. A Director may be removed from office for cause only by the shareholders at an annual meeting or a special meeting of shareholders called for that purpose if the number of votes cast to remove such Director exceeds the number of votes cast not to remove such Director, and any vacancy so created may be filled by the shareholders by the affirmative vote of a majority of the votes cast with respect to filling such vacancy. Directors need not be residents of the State of Wisconsin or shareholders of the Corporation.

Article VIII of the By-Laws of Fiserv, Inc. shall be amended to read in its entirety as follows:

These By-Laws of the Corporation may be altered, amended or repealed (a) by the Board of Directors at any regular or special meeting of the Board of Directors or (b) by the shareholders at a meeting of shareholders or by a consent in writing in the manner contemplated in Section 11 of Article II if the votes cast favoring the proposed alteration, amendment or repeal exceed the votes cast opposing the proposed alteration, amendment or repeal, provided, however, that notice of the proposed alteration, amendment or repeal is contained in the notice of such meeting. By-Laws, whether made or altered by the shareholders or by the Board of Directors, shall be subject to alteration or repeal by the shareholders as in this Article VIII.